EXHIBIT 99.0

DiVall Insured Income Properties 2, L.P.

QUARTERLY NEWS

A publication of The Provo Group, Inc.	SECOND QUARTER 2007

“CONSENT” FOR SALE RESULTS ARE IN…

The Biennial Consent for Sale documents were mailed to Limited Partners on May 15, 2007. Authorized Consent cards received on or before June 30, 2007 were independently tabulated by Phoenix American Financial Services, Inc. In accordance with the terms of the Consent’s voting procedures, 87% of the units were deemed to have voted “AGAINST” a sale. Correspondingly, 13% of the units voted “FOR” a sale, which was significantly below the majority required of 51%. Below please find a summary of past and present “Consent for Sale” results:

	FOR	AGAINST
2001	26%	74%
2003	14%	86%
2005	15%	85%
2007	13%	87%

Only three out of the Partnership’s 20 largest investors (who own 28% of DiVall 2) voted “FOR” a sale. The Advisory Board believes that when only 15% of the largest investors want to sell, the vast majority of the Partners are satisfied with the Partnership’s yield as well as the quality and transparency of its management

We believe that the Partnership can continue to provide a steady cash flow to the Partners, and additional value can be achieved by continuing the strategy of selectively selling the properties (for example, those not leased to prime quality tenants). See Property Highlights on page 2 for information related to the Sunrise Preschool property sold during the Second Quarter of 2007 and for the two properties currently held for sale as of June 30, 2007.

Consistent with our two year voting cycle, we will circulate the next Biennial Consent in May of 2009.

SECOND QUARTER OF 2007 DISTRIBUTION HIGHER THAN PROJECTED…

The Second Quarter of 2007 distribution of $1,855,000 (approximately $40.08 per unit) is higher than the planned distribution of $325,000 ($7.02 per unit). The increase is primarily due to the April sale of the Sunrise Preschool property and the Second Quarter collections of current and past due monthly rent and property tax escrow payments from Popeye’s. (See Property Highlights on page 2)

DISTRIBUTION HIGHLIGHTS…

•	$1,855,000 distributed for the Second Quarter of 2007, which is $1,530,000 higher than originally projected.

•	The Second Quarter distribution represents $40.08 per unit, and includes a $32 per unit “return of capital”.

•

The approximate annualized “operating return” for the Second Quarter of 2007 was 8.7%, based on the adjusted (net of Sunrise Preschool property sold) 12/31/06 Net Asset Value of $372 (See Questions & Answers on page 2 for discussion of NAV).

•

$1,436 to $1,287 range of cumulative distributions per unit from the first unit sold to the last unit sold before the offering closed (3/90), respectively. (Distributions are from both cash flow from operations and “net” cash activity from financing and investing activities).

REMAINING 2007 QUARTERLY DISTRIBUTIONS…

Due to the Second Quarter sale of the Sunrise Preschool property (no further rent to be collected), the Third and Fourth Quarter distributions for 2007 are expected to be approximately $290,000 ($6.27 per unit), which is $35,000 ($.76 per unit) lower than originally projected. These distributions will be adjusted upward for any Third and Fourth Quarter collections from Popeye’s, and/or adjusted downward for any unforeseen negative circumstances.

SEE INSIDE

Property Highlights	2
Questions &Answers	2
Contact Information	2

DIVALL 2 QUARTERLY NEWS	2 Q 07

PROPERTY HIGHLIGHTS

DEFAULTED TENANT

Park Forest, IL (operates as a Popeye’s restaurant): As previously reported to investors, during 2006 the Partnership had defaulted Popeye’s for failure to meet its monthly rent and property tax escrow obligations. In addition, the Partnership had filed for possession of the property in the Cook County Courts. However, a Settlement agreement was executed in early May of 2007, and in accordance with the agreement Popeye’s has paid in full its past due rent and escrow billings to the Partnership. Monthly rent and property tax escrow payments totaling approximately $52,000, which represented both current and past due amounts, were received from the tenant during the Second Quarter. Popeye’s remains liable for rent and property tax obligations through the remainder of its lease (expiration is 12/31/2009).

PROPERTIES SOLD

Phoenix, Arizona (operated as Sunrise Preschool): As stated in the previous newsletter, the Partnership received a favorable offer for the property from an unaffiliated third party, and the operator of the preschool then exercised its right to match the offer and buy the property. Closing took place on April 23, and the net proceeds of approximately $1.5 million are included in the Second Quarter distribution included with this Newsletter.

PROPERTIES HELD FOR SALE

•

Ogden, Utah (operates as Blockbuster Video): A listing agreement for the sale of the property was executed with an unaffiliated broker in May of 2007 (current asking price is $1,250,000.) Approximately $21,000 in roofing expenditures on the property were capitalized in the Second Quarter.

•

1515 Savannah Hwy., Charleston, South Carolina (operates as a Wendy’s restaurant): The tenant informed us that the Wendy’s concept was not achieving its profitability objective, and they wished to sublet to another operator. We were subsequently informed that the new operator wanted to buy the property, and a sales contract is currently being negotiated. Closing is anticipated to take place during the fall of 2007 with estimated net proceeds of approximately $1.1 million.

OTHER PROPERTY NEWS

Wendy’s Properties: Ten of the Partnership properties were leased to Wendy’s franchisee, Wencoast, Inc., and had lease expiration dates of November 6, 2016. In July of 2007, six of these leases were assigned to Wendy’s franchisee, Wendgusta, LLC (“Wendgusta”). The lease terms for four of the properties were extended to 2021 with a five year renewal option. In exchange, Wendgusta is required to make significant capital improvements to the four properties within 18 months.

QUESTIONS & ANSWERS

•	When can I expect my next distribution mailing?

Your distribution correspondence for the Third Quarter of 2007 is scheduled to be mailed on November 15, 2007.

•	What was the December 31, 2006 Net Asset Value (“NAV”)?

The NAV of the Partnership was $405 per unit as of 12/31/06. The NAV letter from the General Partner was included with the February 15, 2007 distribution mailing. Please note that the 12/31/06 NAV should be adjusted (reduced) for any subsequent property sales during 2007. For example, due to the sale of the Sunrise Preschool property in April of 2007, $33 per unit would be deducted from the 12/31//06 NAV of $405. Therefore, the adjusted 12/31/06 NAV of the Partnership is $372.

•	When can I expect to receive my 2006 Annual Form 10-K Report?

Your Annual Report was mailed in May of 2007.

•	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

•	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations at the address listed below:

CONTACT INFORMATION

MAIL:	DiVall Investor Relations
c/o Phoenix American Financial Services, Inc.
2401 Kerner Blvd. San Rafael, CA 94901
PHONE:	1-800-547-7686
FAX:	1-415-485-4553

DIVALL INSURED INCOME PROPERTIES 2 L.P.

STATEMENTS OF INCOME AND CASH FLOW CHANGES

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2007

	PROJECTED	ACTUAL	VARIANCE
	2ND QUARTER 06/30/2007	2ND QUARTER 06/30/2007	BETTER (WORSE)
OPERATING REVENUES
Rental income	$415,373	$382,990	($32,383)
Interest income	7,700	25,155	17,455
Gain on sale of investment property	0	861,701	861,701
Other income	0	3,727	3,727

TOTAL OPERATING REVENUES	$423,073	$1,273,573	$850,500

OPERATING EXPENSES
Insurance	$12,486	$12,488	($2)
Management fees	56,925	56,711	214
Overhead allowance	4,590	4,585	5
Advisory Board	2,625	2,125	500
Administrative	31,090	26,062	5,028
Professional services	27,390	17,515	9,875
Auditing	17,700	15,425	2,275
Legal	9,000	8,307	693
Property Expenses	3,753	490	3,263

TOTAL OPERATING EXPENSES	$165,559	$143,707	$21,852

INVESTIGATION AND RESTORATION EXPENSES	$0	$124	($124)

NON-OPERATING EXPENSES
Depreciation	$55,862	$51,509	$4,353
Amortization	4,296	4,296	(0)

TOTAL NON-OPERATING EXPENSES	$60,158	$55,806	$4,352

TOTAL EXPENSES	$225,717	$199,637	$26,080

NET INCOME	$197,356	$1,073,936	$876,580

			VARIANCE
OPERATING CASH RECONCILIATION:
Depreciation and amortization	60,158	55,806	(4,352)
Recovery of amounts previously written off	0	(3,107)	(3,107)
Gain on sale of investment property	0	(861,701)	(861,701)
(Increase) Decrease in current assets	144,857	43,179	(101,678)
Increase (Decrease) in current liabilities	(24,321)	29,352	53,673
(Increase) Decrease in cash reserved for payables	23,532	(33,648)	(57,180)
Current cash flows advanced from (reserved for) future distributions	(70,650)	98,350	169,000

Net Cash Provided From Operating Activities	$330,932	$402,166	$71,234

CASH FLOWS (USED IN) FROM INVESTING AND FINANCING ACTIVITIES
Indemnification Trust (Interest earnings reinvested)	($5,000)	($5,042)	($42)
Recovery of amounts previously written off	0	3,107	3,107
Building improvements	0	(21,290)	(21,290)
Net proceeds from sale of investment property	0	1,488,912	1,488,912
Security deposits	0	(9,945)	(9,945)

Net Cash (Used In) From Investing And Financing Activities	($5,000)	$1,455,742	$1,460,742

Total Cash Flow For Quarter	$325,932	$1,857,909	$1,531,977
Cash Balance Beginning of Period	693,648	936,321	242,673
Less 1st quarter 2007 L.P. distributions paid 5/07	(325,000)	(360,000)	(35,000)
Change in cash reserved for payables or future distributions	46,329	(64,702)	(111,031)

Cash Balance End of Period	$740,909	$2,369,528	$1,628,619
Cash reserved for 2nd quarter 2007 L.P. distributions	(325,000)	(1,855,000)	(1,530,000)
Cash reserved for payment of accrued expenses	(76,241)	(169,310)	(93,069)
Cash advanced from (reserved for) future distributions	(206,000)	(206,000)	0

Unrestricted Cash Balance End of Period	$133,668	$139,218	$5,550

	PROJECTED	ACTUAL	VARIANCE
* Quarterly Distribution	$325,000	$1,855,000	$1,530,000
Mailing Date	08/15/2007	(enclosed )	—

*	Refer to distribution letter for detail of quarterly distribution.

PROJECTIONS FOR

DISCUSSION PURPOSES

DIVALL INSURED INCOME PROPERTIES 2 LP

2007 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT OPERATING PROPERTIES

AS OF JUNE 30, 2007

PORTFOLIO    (Note 1)

		REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	ANNUAL RECEIPTS	RETURN
APPLEBEE’S	COLUMBUS, OH	1,059,465	135,780	12.82%		84,500	29,849	0	0.00%	1,143,965	135,780	11.87%
DENNY’S (2)	PHOENIX, AZ	972,726	65,000	6.68%		183,239	0	0	0.00%	1,155,965	65,000	5.62%
CHINESE SUPER BUFFET	PHOENIX, AZ	865,900	66,000	7.62%		221,237	0	0	0.00%	1,087,137	66,000	6.07%
DAYTONA’S All SPORTS CAFÉ	DES MOINES, IA	845,000	72,000	8.52%		52,813	0	0	0.00%	897,813	72,000	8.02%
KFC	SANTA FE, NM	451,230	60,000	13.30%						451,230	60,000	13.30%

Note:

1:	This property summary includes only operating property and equipment held by the Partnership as of June 30, 2007 (does not include properties sold or held for sale during 2007).

2:	The Denny’s lease expires as of October 31, 2007. Management anticipates the lease to be renewed, therefore, twelve months of rent are projected.

PROJECTIONS FOR

DISCUSSION PURPOSES

DIVALL INSURED INCOME PROPERTIES 2 LP

2007 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT OPERATING PROPERTIES

AS OF JUNE 30, 2007

PORTFOLIO    (Note 1)

		REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	TOTAL RECEIPTS	RETURN
POPEYE’S	PARK FOREST, IL	580,938	77,280	13.30%						580,938	77,280	13.30%
PANDA BUFFET	GRAND FORKS, ND	739,375	36,000	4.87%						739,375	36,000	4.87%
WENDY’S	AIKEN, SC	633,750	90,480	14.28%						633,750	90,480	14.28%
WENDY’S	N. AUGUSTA, SC	660,156	87,780	13.30%						660,156	87,780	13.30%
WENDY’S	AUGUSTA, GA	728,813	96,780	13.28%						728,813	96,780	13.28%
WENDY’S	CHARLESTON, SC	596,781	76,920	12.89%						596,781	76,920	12.89%
WENDY’S	AIKEN, SC	776,344	96,780	12.47%						776,344	96,780	12.47%
WENDY’S	AUGUSTA, GA	649,594	86,160	13.26%						649,594	86,160	13.26%
WENDY’S	CHARLESTON, SC	528,125	70,200	13.29%						528,125	70,200	13.29%
WENDY’S	MT. PLEASANT, SC	580,938	77,280	13.30%						580,938	77,280	13.30%
WENDY’S	MARTINEZ, GA	633,750	84,120	13.27%						633,750	84,120	13.27%
PORTFOLIO TOTALS		11,302,885	1,278,560	11.31%		541,789	29,849	0	0.00%	11,844,674	1,278,560	10.79%

Note:

1:	This property summary includes only operating property and equipment held by the Partnership as of June 30, 2007 (does not include properties sold or held for sale during 2007).

2:	The Denny’s lease expires as of October 31, 2007. Management anticipates the lease to be renewed, therefore, twelve months of rent are projected.